FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 24, 2014

TRANSLATION

Autonomous City of Buenos Aires, April 24, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Ordinary and Extraordinary Shareholders’ meeting of YPF S.A. – ADR holder proposal.

Dear Sirs:
We hereby address you in order to inform you that we have received a communication from ADR holders Mason Capital LP and Mason Capital Master Fund LP stating their decision to exercise their right to nominate Mr. Nicolás Piacentino as a regular Board member for Class D shares and Gonzalo Martín Vallejos as an alternate member in accordance with Article 11 section f) of the bylaws of YPF S.A.

Additionally, they stated that the proposed candidates qualify as independent directors in accordance with the regulations of the Comisión Nacional de Valores (Argentine Securities Commission).

Yours faithfully,

Daniel Gonzalez
CFO
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
YPF Sociedad Anónima
Date: April 24, 2014	By:	/s/ Daniel Gonzalez
	Name: Title:	Daniel Gonzalez CFO